FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2007
VIDEOTRON LTD./VIDÉOTRON LTÉE
(Name of Registrant)
300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐     No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                                        .]

Quarterly Report for the Period Ending
September 30, 2007
VIDEOTRON LTD.
Filed in this Form 6-K
Documents index

1-	Quarterly report for the period ended September 30, 2007 of Videotron Ltd.

SIGNATURE

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
VIDEOTRON LTD.

/s/ Yvan Gingras

By:	Yvan Gingras
Executive Vice-President, Finance and
Operations and Chief Financial Officer
Date: November 23, 2007

QUARTERLY REPORT
2007 FISCAL YEAR
VIDEOTRON LTD
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Nine-Month Period
January 1, 2007 — September 30, 2007
November 23, 2007

VIDEOTRON LTD
Interim Consolidated Financial Statements
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006

Financial Statements
Highlights	2
Management’s Discussion and Analysis	3
Interim Consolidated Statements of Income	12
Interim Consolidated Statements of Comprehensive Income	13
Interim Consolidated Statements of Deficit	14
Interim Consolidated Statements of Cash Flows	15
Interim Consolidated Balance Sheets	17
Notes to Interim Consolidated Financial Statements	18

Highlights
FINANCIAL STATISTICS

	For the three-month		For the nine-month
	period ended		period ended
	September 30,	September 30,	September 30,	September 30,
(in thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	394,591	330,849	1,125,293	946,681
Operating income (1)	172,296	133,029	466,959	372,741
Amortization	51,529	46,006	153,808	136,389
Net income	91,360	45,342	227,374	137,009
Cash flows provided by operating activities	136,751	110,071	329,410	273,953
Acquisition of fixed assets	78,653	74,823	235,786	216,764
CUSTOMER STATISTICS

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
	2007	2006	2007	2006
Homes passed (2)			2,486,663	2,448,502

Cable

Basic Cable Customers (3)			1,616,264	1,552,707
% Penetration (4)			65.0%	63.4%
Basic Cable, net additions	31,713	31,509	43,853	46,594

Digital Cable Customers			720,306	585,261
% Penetration (5)			44.6%	37.7%
Digital Cable, net additions	41,165	39,903	96,660	110,632

Internet Access

Cable Modem Customers			898,978	754,482
% Penetration(4)			36.2%	30.8%
Cable Modem, net additions	45,052	43,887	107,012	116,511

Telephony

Cable Telephony Customers			573,826	344,068
% Penetration(4)			23.1%	14.1%
Cable Telephony Customers, net additions	70,080	60,904	175,966	181,119

Wireless Telephony Lines			38,739	794
Wireless Telephony Lines, net additions	7,994	794	26,913	794

(1)	We define operating income as net income before amortization, financial expenses, dividend income from parent company, income taxes and non-controlling interest in a subsidiary. See “ — General” for more information on operating income.

(2)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by cable television distribution network in a given cable system service area in which the programming services are offered.

(3)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(4)	Represents customers as a percentage of homes passed.

(5)	Represents digital customers as a percentage of basic customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS
     This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things. our anticipated business strategies, anticipated trends in our business, and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. See “Item 3 — Key Information - Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006 for more information on factors that may affect actual results. Each of these forward-looking statements speaks only as of the date of this quarterly report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC), as described under “Item 10 - Additional Information — Documents on Display.” The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with “Item 5 — Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2006 (filed on EDGAR at www.sec.gov) and our annual and interim consolidated financial statements and the notes thereto.
     The following management’s discussion and analysis of financial condition and results of operations cover the main activities of the first, second and third quarters of 2007 and the major changes from the last financial year. It should be read in conjunction with the information in the annual report (Form 20-F) for the year ended December 31, 2006.
General
     This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of September 30, 2007 and the results of our operations and cash flows for the nine-month periods ended September 30, 2006 and 2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. Note 11 to our interim consolidated financial statements for the periods ended September 30, 2006 and 2007 contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which those differences affect our interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.
     We define operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, dividend income from parent company, income taxes, and non-controlling interest in a subsidiary. Operating income, as defined above, is not a measure of results that is consistent with Canadian or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Operating income is also commonly used in the sectors in which we operate, as well as by the investment community to analyze and compare companies. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

     Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our cable, Internet and telephony revenues. ARPU is not a measurement under Canadian nor U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU of each product line; cable television, Internet access and telephony, by dividing the related revenues by the average basic number of related customers during the applicable period, and then dividing that result by the number of months in the applicable period.
Three Months Ended September 30, 2007 Compared with Three Months Ended September 30, 2006
Revenues
     Consolidated operating revenues for the third quarter ended September 30, 2007 were $394.6 million compared with $330.8 million for the same period in 2006, representing an increase of $63.8 million (19.3%).
     Cable television revenues for the third quarter ended September 30, 2007 increased by $15.0 million (8.8%) as compared with the same period in 2006. This growth was primarily due to an increase in the average number of basic cable customers of 62,085 over the average number in the third quarter ended September 30, 2006, higher buying rates for our video-on-demand and pay-TV products, as well as the price increases implemented at the beginning of March 2006 and March 2007, partially offset by higher bundling discounts due to the increase in cable telephony customers. In the third quarter of 2007, we recorded a net addition of 31,713 basic cable television customers (2.0%), bringing the number of basic cable customers to 1,616,264, versus an increase of 31,509 customers (2.1%) and a total of 1,552,707 basic cable customers for the third quarter ended September 30, 2006. During the third quarter ended September 30, we also increased the number of digital customers by 41,165 (6.1%), compared with an increase of 39,903 (7.3%) for the same period in 2006. In the third quarter ended September 30, ARPU for our cable television services increased from $36.88 in 2006 to $38.58 in 2007, reflecting price increases and the migration from analog to digital.
     Internet revenues for the third quarter ended September 30, 2007 increased by $18.3 million (20.8%), mainly due to an increase in the average number of cable-modem Internet customers of 143,507 over the average number in the same period ended September 30, 2006, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers and a decrease in discounts per customer. The number of cable-modem Internet customers increased by 45,052 (5.3%) to 898,978 as of September 30, 2007, compared with an increase of 43,887 (6.2%) to 754,482 customers for the same period in 2006. ARPU for our Internet services increased from $39.23 in the third quarter ended September 30, 2006 to $39.97 for the same period in 2007. This increase was due to higher usage revenues, a favorable product mix as well as price increases.
     Telephony revenues for the third quarter ended September 30, 2007 increased by $27.5 million (92.1%), mainly due to an average of 538,886 cable telephony customers in the third quarter of 2007, versus 314,552 customers for the same period in 2006. The number of cable telephony customers increased by 70,080 (13.9%) to 573,826 in the third quarter ended September 30, 2007, compared with an increase of 60,904 (21.5%) customers for a total of 344,068 customers for the same period in 2006. ARPU for our cable telephony services increased from $31.56 in the third quarter ended September 30, 2006 to $32.19 for the same period in 2007. This increase was due to a slight increase in long distance and installation revenues. We also launched our mobile wireless telephony services in August 2006. In this third quarter, we activated 7,994 lines to reach a total of 38,739 lines as of September 30, 2007, compared to a total of 794 lines as of September 30, 2006.
     Business solution revenues for the third quarter ended September 30, 2007 were $17.6 million compared with $18.0 million for the same period in 2006, representing a decrease of $0.4 million (-2.2%), mainly due to the restructuring of a contract with an affiliated company.
     Revenues from video stores for the third quarter ended September 30, 2007 increased by $2.1 million (15.9%), mainly due to increased sales of equipments and video games as well as by the acquisition of new stores in 2006 and 2007.

     Other revenues, which represent mainly sales of equipment to customers, amounted to $13.2 million in the third quarter ended September 30, 2007 compared to $11.9 million in the third quarter ended September 30, 2006. This was due to an increase in the sale of higher value set-top boxes as well as wireless equipment, partly offset by a lower volume of sales of basic set-top boxes.
Direct Costs and Operating, General and Administrative Expenses
     Direct costs and Operating, General and Administrative expenses increased by $24.5 million (12.4%) to $222.3 million for the third quarter ended September 30, 2007, representing 56.3% of our third quarter revenues compared to 59.8% for the same period last year. Direct costs increased by $14.0 million. This increase is due to a larger number of basic cable, Internet and telephony customers, a higher penetration of digital customers, the launch of our wireless telephony services as well as the purchase of wireless telephony equipment in 2007. Operating, general and administrative expenses increased by $10.5 million. In December 2006, the Federal Court of Canada ruled that the Part II license fees charged by the CRTC were ultra vires (unconstitutional), in fact and in law, and thus the CRTC could no longer charge Part II license fees. On October 1, 2007, the CRTC officially confirmed its intention not to collect the fees due on November 30, 2007 and subsequent years, unless reversed by the Federal Court of Appeal. Accordingly, during the third quarter of 2007, the Company reversed all its 2007 Part II license fees accrual of $11.1 million. Without this decision, the expenses would have increased by $21.6 million compared to the same period of 2006, mainly due to an increase in management fees charged by our parent company including additional charges for the parent company stock option plan. In accordance with the accounting method used, the impact on the stock option charge of fluctuations in the Company’s fair value is recorded during the quarter in which the change occurs. This increase was also due to the additional resources required to support the growth in our customer base for Internet access, telephony and cable television services, as well as the launch of our wireless telephony services.
Operating Income
     Operating income for the third quarter ended September 30, 2007 was $172.3 million, compared with $133.0 million for the same period in 2006, representing an increase of $39.3 million (29.5%). Operating income margin increased to 43.7% for the third quarter ended September 30, 2007 from 40.2% for the same period in 2006, mostly due to the significant increase in customers for Internet access and telephony services. Our definition of operating income was provided above and a reconciliation of operating income to net income is provided in “Item 3 — Key Information - Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2006.
Amortization
     Amortization expenses for the third quarter ended September 30, 2007 were $51.5 million compared with $46.0 million for the same period in 2006, representing an increase of $5.5 million (12.0%), due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.
Financial Expenses
     Financial expenses for the third quarter ended September 30, 2007 were $15.3 million, as compared with $21.2 million for the same period in 2006, representing a decrease of $5.9 million (-27.8%). In the third quarter of 2007, we recorded a gain of $4.2 million for the ineffective portion of fair value hedges compared to a minimal gain in 2006. We also benefited from a dividend income of $1.7 million (net of interest expense) resulting from tax consolidation transactions.
Income Taxes
     Income tax expenses for the third quarter ended September 30, 2007 were $14.0 million, compared with $20.4 million for the same period in 2006, representing an effective tax rate of 13.3% compared with 31.1% in 2006, due to tax consolidation transactions, through which a non-taxable dividend income was received from 9101-0835 Quebec Inc., a subsidiary of Quebecor Média Inc., resulting in an expense reduction of $17.5 million. See “ — Liquidity and Capital Resources — Purchase of Shares of Quebecor Média Inc. and Service of Subsidiary Subordinated Loan”.

Net Income
     Net income was $91.4 million for the third quarter ended September 30, 2007, as compared with $45.3 million for the same period in 2006, an increase of $46.1 million (101.8%).
Nine-month Period Ended September 30, 2007 Compared to Nine-month Period Ended September 30, 2006
Revenues
     Consolidated operating revenues for the nine-month period ended September 30, 2007 reached $1.125 billion compared to $0.947 billion for the same period in 2006, representing an increase of $0.178 billion (18.8%).
     Cable television revenues for the nine-month period ended September 30, 2007 increased by $43.0 million (8.6%) to reach $544.9 million compared to $501.9 million for the same period in 2006. This growth was primarily due to an increase of 63,533 average basic cable customers over the previous period, higher buying rates for our video-on-demand and pay-TV products, as well as the price increases implemented at the beginning of March 2006 and March 2007, partially offset by higher bundling discounts due to the increase in cable telephony customers. We realized a net increase of 43,853 basic cable customers for the nine-month period ended September 30, 2007, compared to 46,594 customers during the same period in 2006. We increased the number of digital customers by 96,660, or 15.5%, for the nine-month period ended September 30, 2007, compared to 110,632, or 23.3% in 2006. For the analyzed period, ARPU for our cable television services increased from $36.58 to $38.13
     Internet revenues reached $307.8 million for the nine-month period ended September 30, 2007 compared to $249.6 million for the same period in 2006, increasing by $58.2 million (23.3%), mainly due to an increase of 146,897 average cable-modem Internet customers over the average number in the same period ended September 30, 2006, along with increased revenues from usage of bandwidth over the limits stipulated in the contracts with our customers. The number of cable-modem Internet customers increased by 107,012 (13.5%) to attain 898,978 as of September 30, 2007, compared to an increase of 116,511 (18.2%) to 754,482 customers for the same period in 2006. For the nine-month period ended September 30, 2007, ARPU for our Internet services increased from $38.92 to $40.00. This increase was due to higher usage revenues as well as price increases.
     Telephony revenues totaled $147.8 million for the nine-month period ended September 30, 2007 compared to $72.2 million for the same period in 2006, an increase of $75.6 million mainly due to an average of 479,694 cable telephony customers in the nine-month period in 2007, versus 253,558 average customers for the same period in 2006, along with a price increase and the launch of our wireless telephony services in the third quarter of 2006. The number of cable telephony customers increased by 175,966 (44.2%) in the nine-month period ended September 30, 2007, compared to an increase of 181,119 (111.2%) customers for the same period in 2006. For the nine-month period ended September 30, 2007, ARPU for our cable telephony services was $31.54 while it was at $31.59 in 2006, due to more aggressive bundling discounts to attract new customers in 2007. We also launched our mobile wireless telephony services in August 2006. As of September 30 2007, 38,739 lines had been activated, including 26,913 lines in the first nine months of 2007.
     Business solution revenues for the nine-month period ended September 30, 2007 were $52.7 million compared to $55.4 million for the same period in 2006, representing a decrease of $2.7 million (-4.9%), mainly due to the restructuring of a contract with an affiliated company.
     Revenues from video stores for the nine-month period ended September 30, 2007 increased by $1.8 million (4.8%) to $40.1 million, mainly due to increased sales of equipments and video games as well as by the acquisition of new stores in 2006 and 2007.
     Other revenues, which represent mainly sales of equipment to customers, increased by $2.7 million (9.2%) to $32.1 million for the nine-month period ended September 30, 2007, compared to $29.4 million for the same period in 2006. This was due to an increase in the sale of higher value set-top boxes as well as wireless equipment, partly offset by a lower volume of sales of basic set-top boxes.

Direct Costs and Operating, General and Administrative Expenses
     Direct costs and Operating, General and Administrative expenses increased by $84.4 million (14.7%) to $658.3 million for the nine-month period ended September 30, 2007, representing 58.5% of our year to date revenues compared to 60.6% for the same period last year. Direct costs increased by $35.9 million. This increase is due to a larger number of basic cable, Internet and telephony customers, a higher penetration of digital customers, the addition of content on our video-on-demand service, as well as the purchase of wireless telephony equipment in 2007, partly offset by the lower number of set-top boxes sold and a lower acquisition cost for such equipment. Operating, general and administrative expenses increased by $48.5 million In 2007, the Company benefited from the reversal of Part II license fee for the amount of $11.1 million. Without this decision, the expenses would have increased by $59.6 million compared to the same period of last year, mainly due to an increase in management fees charged by our parent company including additional charges for the parent company stock option plan. This increase was also due to the additional resources required to support the growth in our customer base for Internet access, telephony and cable television services, as well as the launch of our wireless telephony services. There was also an increase in network maintenance and advertising fees.
Operating Income
     Operating income for the nine-month period ended September 30, 2007 was $467.0 million, compared to $372.7 million for the same period in 2006, representing an increase of $94.3 million (25.3%). The additional charge for the parent company’s stock option plan has had a negative impact of 16.7 million on our operating income. Without this additional charge, the operating income would have been 29.8% higher than the one disclosed for the same period in 2006. Operating income margin increased to 41.5% for the nine-month period ended September 30, 2007 from 39.4% for the same period in 2006. This increase was mostly due to the significant increase in customers for Internet access and telephony services. A reconciliation of operating income to net income is provided in “Item 3 — Key Information — Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2006.
Amortization
     Amortization expenses for the nine-month period ended September 30, 2007 were $153.8 million compared to $136.4 million for the same period in 2006, representing an increase of $17.4 million (12.8%), due to additional acquisitions of fixed assets, mostly related to telephony and Internet access services.
Financial Expenses and Dividend Income
     Financial expenses for the nine-month period ended September 30, 2007 were $47.9 million, as compared to $58.2 million for the same period in 2006, representing a decrease of $10.3 million (-17.7%). In 2006, there was a gain of $3.3 million on revaluation of the additional amount payable, which did not occur in 2007. In 2007, derivative instruments and foreign currency translation of financial instruments generated a net gain of $6.9 million, foreign currency translation of short-term monetary items resulted in a $0.7 million gain, interest on long term debt was lower by $1.5 million and we also benefited from a dividend income of $4.0 million (net of interest expense) resulting from tax consolidation transactions.
     See “Liquidity and Capital Resources — Sources of Liquidity and Capital Resources — Capital Market Debt Financing.”
Income Taxes
     Income tax expenses for the nine-month period ended September 30, 2007 were $37.8 million, compared to $41.1 million for the same period in 2006, representing an effective tax rate of 14.2% compared to 23.0% in 2006. The decrease is primarily due to tax consolidation transactions. Without these transactions, the effective tax rate would have been 28.3% in 2007.
Net Income
Net income was $227.4 million for the nine-month period ended September 30, 2007, as compared to $137.0 million for the same period in 2006, an increase of $90.4 million (66.0%).

Liquidity and Capital Resources
Uses of Liquidity and Capital Resources
     Our principal liquidity and capital resource requirements consist of:
•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;

•	the servicing and repayment of our debt; and

•	distributions to our shareholder.
     Capital Expenditures. During the nine-month period ended September 30, 2007, we invested $235.8 million in fixed assets, compared with $216.8 million for the same period in 2006, an increase of $19.0 million. This growth was due to higher investments in our Internet network and the modernization of certain parts of our network. We continue to focus on success-driven capital spending and on maintaining our network in very good condition.
     The strategy pursued of maintaining a leadership position by offering a variety of related products and services, as well as launching new and advanced products and services, requires investments in our network to support growth in our customer base and in bandwidth requirements. We have therefore implemented a modernization program to upgrade our networks in Quebec City and in the central region of Quebec from a bandwidth of 480 MHz to 750 MHz or greater. Both projects have been completed during the first semester of 2007, bringing approximately 96% of our network in Quebec to 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever-increasing speed of Internet access and the increasing demand for our new cable telephony service, we are currently considering a number of alternatives to address these increasing network capacity requirements resulting from higher demand for such advanced products and services. Implementing one or a combination of those alternatives would require substantial investments in our network in the coming years.
     Service and Repayment of Our Debt. During the nine-month period ended September 30, 2007, we made cash interest payments of $64.8 million, compared with $86.4 million for the same period in 2006. The decrease is mainly due to interest paid in 2006 consequent to the reimbursement of the $150.0 million subordinated loan from Quebecor Média Inc.
     Purchase of Shares of Quebecor Média Inc. and Service of Subsidiary Subordinated Loan. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have had the consequence of effectively using tax losses within the Quebecor Média Inc. group.
     On January 3, 2007, we entered into back-to-back transactions by contracting a subordinated loan of $1.0 billion from Quebecor Média Inc. and investing the $1.0 billion into 1,000,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. On May 31, 2007, the Company increased the subordinated loan by $870.0 million and invested the total proceeds into 870,000 preferred shares, Series B, of 9101-0835 Québec Inc. The subordinated loan bears interest at a rate of 10.5% payable every six months on June 20 and December 20, and matures on January 3, 2022. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually.
     Also on May 31, 2007, CF Cable TV inc., a wholly-owned subsidiary of the Company, entered into a back-to-back transaction by contracting a subordinated loan of $125.0 million from Quebecor Média Inc. and invested the $125 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. The subordinated loan bears interest at a rate of 10.5% payable every six months on June 20 and December 20, and matures on January 3, 2022. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually.

     Distributions to our Shareholder. During the nine-month period ended September 30, 2007, we paid $166.6 million to our sole shareholder, Quebecor Média Inc., in respect of reductions in paid-up capital, compared to total cash distributions of $108.7 million for the same period in 2006. See Note 8 to our interim consolidated financial statements for the nine-month periods ended September 30, 2006 and 2007. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.
     Contractual Obligations and Other Commercial Commitments Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our various Notes and operating lease arrangements, as of December 31, 2006, are disclosed in notes 13, 16 and 17 to our annual consolidated financial statements for the years ended December 31, 2004, 2005 and 2006. With the exception of the back-to-back transactions, there have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2006.
Sources of Liquidity and Capital Resources
     Our primary sources of liquidity and capital resources are:
•	funds from operations;

•	financing from related party transactions;

•	capital market debt financing; and

•	our credit facilities.
     Funds from Operations. Cash flows related to operations before changes in non-cash operating items amounted to $426.9 million for the nine-month period ended September 30, 2007, compared with $325.1 million for the same period in 2006. This $101.8 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $97.4 million for the nine-month period ended September 30, 2007, compared with $51.2 million for the same period in 2006, representing an increase of $46.2 million. Cash provided by operating activities during the third quarter ended September 30, 2007 was $329.4 million compared with $274.0 million for the same period in 2006, representing an increase of $55.4 million (20.2%).
     Credit Facilities. On January 17, 2006, we drew $237.0 million on our revolving credit facility to reimburse the capital and interest of the subordinated loan to the parent company and paid $83.7 million as a reduction of paid-up capital. As of September 30, 2007, we had an outstanding balance of $160.5 million ($49.0 million at December 31, 2006) and unpaid interest of $0.5 million, leaving $289.0 million ($401.0 million at December 31, 2006) available on this revolving credit facility. We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our currently anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments on our 6 7/8% Senior Notes, due January 15, 2014, and our 6 3/8% Senior Notes, due December 15, 2015, as well as payments on our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable laws, to make cash distributions to our shareholder in the future.
Critical Accounting Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, included in our annual report on Form 20-F filed for the year ended December 31, 2006, and that there has been no change in such critical accounting estimates since December 31, 2006.

Risks and Uncertainties
     For detailed informations on our risks and uncertainties, see “Item 11 — Quantitative and Qualitative Disclosure about Market Risk” in our annual report on Form 20-F for the year ended December 31, 2006.
     In the normal course of business, we are exposed to fluctuations in interest and exchange rates. We manage this exposure through staggered maturities and a balance of fixed-rate and variable-rate obligations. As of September 30, 2007, we were using derivative financial instruments to reduce our exchange and interest rate exposure. There have been no significant changes in our exposure to fluctuations in interest and exchange rates since December 31, 2006.
     While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2006 is provided in note 1(k) to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006.
     Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivables from individual customers. As of September 30, 2007, we had no significant concentration of credit risk.
Regulation
     We are subject to extensive government regulation, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission (CRTC). Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, VoIP services, as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures, could have a material effect on our business, financial condition or results of operations. The significant government regulations, which affect our operations, are summarized in our annual report on Form 20-F for the year ended December 31, 2006.
     On April 4, 2007, the Government of Canada issued an order amending a CRTC decision dated April 6, 2006, wherein the CRTC had established a framework for the forbearance from regulation of local exchange services offered by the incumbent telephone companies. Most notably, the Canadian Government’s order reduced the size of the relevant geographic markets for forbearance analysis, replaced the CRTC’s market share loss criterion with a competitor network presence criterion, and relaxed the CRTC’s criteria related to the quality of certain services offered by incumbents to competitors. The Government also eliminated, effective immediately, restrictions on incumbent winback and promotional activities. In accordance with the new forbearance criteria, the principal residential markets in Quebec were deregulated on August 3, 2007. Several business markets, primarily in the large urban centres, were also deregulated on September 13, 2007.
Changes in Accounting Policies
     Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive income, Section 3855, Financial Instruments - Recognition and Measurement and Section 3865, Hedges. See Note 2 in our Interim Consolidated Financial Statements for the nine-month periods ended September 30, 2006 and 2007 for a description of the significant changes. During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill from October 1 to            April 1. Accordingly, the Company performed its impairment tests on April 1, 2007 and concluded that the goodwill was not impaired. Apart from those modifications, there have been no changes to our critical accounting policies from those described in our annual consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, included in our annual report on Form 20-F filed for the year ended December 31, 2006.

Recent Accounting Developments in the United States
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening deficit in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Income
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Operating revenues:
Cable television	$185,154	$170,133	$544,871	$501,918
Internet	106,286	87,988	307,770	249,611
Business solution	17,594	17,970	52,744	55,408
Telephony	57,329	29,841	147,796	72,153
Video stores	15,073	13,003	40,054	38,215
Other	13,155	11,914	32,058	29,376

	394,591	330,849	1,125,293	946,681

Direct costs and operating, general and administrative expenses	222,295	197,820	658,334	573,940

Amortization	51,529	46,006	153,808	136,389

Financial expenses (note 3)	15,332	21,211	47,899	58,181

Income before income taxes and non-controlling interest	105,435	65,812	265,252	178,171

Income taxes (note 4):
Current	(17)	(258)	(68)	(61)
Future	14,057	20,695	37,836	41,132

	14,040	20,437	37,768	41,071

	91,395	45,375	227,484	137,100

Non-controlling interest	35	33	110	91

Net income	$91,360	$45,342	$227,374	$137,009

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Net income	$91,360	$45,342	$227,374	$137,009

Other comprehensive income:
Unrealized gain on derivative instruments	1,607	—	1,424	—
Income taxes	828	—	2,644	—

Comprehensive income	$93,795	$45,342	$231,442	$137,009

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Deficit
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Deficit at beginning of period, as previously reported	$(546,422)	$(765,149)	$(673,125)	$(843,534)

Cumulative effect of changes in accounting policies (note 2)	—	—	(9,311)	—

Deficit at beginning of period, as restated	(546,422)	(765,149)	(682,436)	(843,534)

Excess of consideration issued over the value of debt transferred to the parent company	—	—	—	(3,282)

Net income	91,360	45,342	227,374	137,009

Dividend	—	—	—	(10,000)

Deficit at end of period	$(455,062)	$(719,807)	$(455,062)	$(719,807)

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Cash flows related to operating activities:
Net income	$91,360	$45,342	$227,374	$137,009
Adjustments for the following items:
Amortization	56,815	50,646	169,222	149,623
Future income taxes	14,057	20,695	37,836	41,132
Loss on disposal of fixed assets	288	823	556	1,141
Non-controlling interest	35	33	110	91
Amortization of debt premium and discount	(730)	(383)	(2,189)	(1,150)
Gain on revaluation of additional amount payable	—	—	—	(3,286)
Net gain on derivative instruments and on foreign currency translation of financial instruments (note 3)	(4,494)	25	(6,888)	(19)
Unrealized loss on foreign currency translation of short-term monetary items	651	223	829	568

	157,982	117,404	426,850	325,109
Net change in non-cash balances related to operations	(21,231)	(7,333)	(97,440)	(51,156)

Cash flows provided by operating activities	136,751	110,071	329,410	273,953
Cash flows related to investing activities:
Acquisition of fixed assets	(78,653)	(74,823)	(235,786)	(216,764)
Net decrease in temporary investments	—	—	987	40,496
Acquisition of shares of a company under common control	—	—	(1,995,000)	—
Other	(419)	(971)	(812)	(2,369)

Cash flows used in investing activities	(79,072)	(75,794)	(2,230,611)	(178,637)
Cash flows related to financing activities:
Net borrowings under bank credit facility	110,531	(41,000)	111,531	138,000
Repayment of subordinated loan to parent company	—	—	—	(150,000)
Settlement of derivative financial instruments	19	12	35	(938)
Reduction in paid-up capital	(141,300)	—	(166,550)	(108,749)
Dividend	—	—	—	(10,000)
Subordinated loan from parent company	—	—	1,995,000	—
Issuance of shares	—	—	—	111,536
Transfer of additional amount payable to parent company	—	—	—	(111,536)

Cash flows provided by financing activities	(30,750)	(40,988)	1,940,016	(131,687)

Net change in cash and cash equivalents	26,929	(6,711)	38,815	(36,371)
Cash and cash equivalents, beginning of period	(6,584)	(2,961)	(18,470)	26,699

Cash and cash equivalents, end of period	$20,345	$(9,672)	$20,345	$(9,672)

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$20,345	$—	$20,345	$—
Bank indebtedness	—	(9,672)	—	(9,672)

VIDEOTRON LTD.
Interim Consolidated Statements of Cash Flows, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Cash interest payments	$25,544	$27,331	$64,792	$68,489
Cash interest payments to parent company	—	—	—	17,951
Cash income tax payments (net of refunds)	(256)	(266)	(191)	1,368

See accompanying notes to unaudited interim consolidated financial statements.

VIDEOTRON LTD.
Interim Consolidated Balance Sheets
(Unaudited)
As at September 30, 2007 and December 31, 2006
(in thousands of Canadian dollars)

	September 30,	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$20,345	$—
Temporary investments	—	987
Accounts receivable	148,939	134,677
Amounts receivable from affiliated companies	64,678	2,660
Income taxes	243	310
Inventories	44,236	39,451
Prepaid expenses	15,692	8,568
Future income taxes	9,714	24,728

	303,847	211,381

Investments (note 6)	1,995,000	—
Fixed assets	1,359,704	1,289,429
Goodwill (note 7)	439,184	438,582
Other assets	30,510	45,282
Future income taxes	3,358	3,358

	$4,131,603	$1,988,032

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$—	$18,470
Accounts payable and accrued liabilities	190,671	263,290
Amounts payable to affiliated companies	93,358	41,529
Deferred revenue	149,904	135,335
Income taxes	30	81

	433,963	458,705

Deferred revenues	21,840	22,407
Pension plan accrued liability	9,463	8,624
Derivative instruments	276,611	71,828
Future income taxes	160,163	154,943
Long-term debt (note 5)	950,963	1,021,170
Subordinated loan to parent company (note 6)	1,995,000	—
Non-controlling interest	884	774

	3,848,887	1,738,451

Shareholder’s equity:
Share capital (note 8)	179,177	345,727
Contributed surplus	576,979	576,979
Deficit	(455,062)	(673,125)
Accumulated other comprehensive loss (note 10)	(18,378)	—

	282,716	249,581

	$4,131,603	$1,988,032

Subsequent event (note 12)
Contingency (note 13)
See accompanying notes to unaudited interim consolidated financial statements.
On behalf of the Board:
_________________
_________________

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
1.	Basis of presentation:

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements, except as described below. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2006 audited consolidated financial statements and the notes thereto.

Certain comparative figures for statements previously presented have been reclassified to conform with the financial presentation adopted in the current period.

2.	Change in accounting policies:

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments - Recognition and Measurement and Section 3865, Hedges.

Changes in accounting policies in conformity with these new accounting standards are as follows:
(a)	Comprehensive income:

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholder’s equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this Section, the consolidated financial statements now include a consolidated statement of comprehensive income.

(b)	Financial instruments:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
2.	Change in accounting policies (continued):
(b)	Financial instruments (continued):

Financial assets and liabilities held-for-trading are measured at fair value with changes recognized in income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market and changes in fair value recorded in comprehensive income. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivable have been classified as loan and receivables. Portfolio investments were classified as available-for-sale, while all financial liabilities of the Company were classified as other liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated as a cash flow hedge and, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standard related to embedded derivatives.

(c)	Hedges:

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
2.	Change in accounting policies (continued):
(c)	Hedges (continued):

For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:
•	Decrease in other assets of $14.5 million;

•	Increase in derivative financial instruments of $60.6 million;

•	Decrease in long-term debt of $28.6 million;

•	Decrease in future income tax liabilities of $14.8 million;

•	Increase in deficit of $9.3 million;

•	Increase in accumulated other comprehensive loss of $22.4 million.
The effects of these changes on the three-month period ended September 30, 2007 are an increase in net income of $4.8 million and on the nine-month period ended September 30, 2007, an increase in net income of $12.0 million.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
3. Financial expenses:

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Third parties:
Interest on long-term debt	$20,630	$20,897	$59,902	$61,372
Amortization of deferred financing costs	494	494	1,480	1,473
Amortization of debt premium and discount	(730)	(383)	(2,189)	(1,150)
Gain on revaluation of additional amount payable	—	—	—	(3,286)
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments1) 2) and 3)	(4,494)	25	(6,888)	(19)
Loss (gain) on foreign currency translation of short-term monetary items	1,239	265	(672)	(104)
Other	19	13	50	47

	17,158	21,311	51,683	58,333

Interest income	(80)	(10)	(89)	(487)

	17,078	21,301	51,594	57,846

Parent company:
Interest expense	52,813	(90)	112,650	335

Company under common control:
Dividend income	(54,559)	—	(116,345)	—

	$15,332	$21,211	$47,899	$58,181

1)	The Company recorded, on derivative instruments for which hedge accounting was not used, in the three-month periods ended September 30, 2007 and 2006, a gain of $0.3 million and a loss of $0.03 million, respectively, and in the nine-month periods ended September 30, 2007 and 2006, a loss of $5.7 million and a gain of $0.02 million, respectively.

2)	The Company recorded, for the ineffective portion of cash flow hedges, in the three-month period ended September 30, 2007, an amount of nil and in the nine-month period ended September 30, 2007, a gain of $3.1 million.

3)	The Company recorded, for the ineffective portion of fair value hedges, in the three-month period ended September 30, 2007, a gain of $4.2 million and in the nine-month period ended September 30, 2007, a gain of $9.5 million.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
4.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary, based on the consolidated basic income tax rate and the effective income tax rate:

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Income taxes based on the combined federal and provincial basic income tax rate of 32.02% (2006 - 32.02%)	$33,761	$21,073	$84,934	$57,050
Change due to the following items:
Non-taxable dividend from a company under common control	(17,470)	—	(37,254)	—
Non-deductible charges and/or loss deductible at a lower rate for which the tax benefit was not recorded	(1,476)	17	(6,593)	(1,019)
Reduction of future enacted tax rate	—	(443)	(2,505)	(15,357)
Other	(775)	(210)	(814)	397

	$14,040	$20,437	$37,768	$41,071

5.	Long-term debt:

	September 30,	December 31,
	2007	2006

Bank facility — revolving credit	$160,531	$49,000

Senior Notes (1)	828,876	972,170

	989,407	1,021,170
Change in fair value related to hedged interest rate risks	(29,618)	—
Adjustment related to embedded derivatives	4,194	—
Financing fees, net of amortization	(13,020)	—

	$950,963	$1,021,170

(1)	Period-end exchange rates were used to translate debt issued in a foreign currency.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
6.	Subordinated loan to parent company:

	September 30,	December 31,
	2007	2006

Subordinated loan — Quebecor Média Inc.	$1,995,000	$—

On January 3, 2007, the Company contracted a subordinated loan of $1.0 billion from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 3, 2022. On May 31, 2007, the Company increased the subordinated loan by $870.0 million. The Company invested the total proceeds of $1.0 billion and $870.0 million into 1,000,000 and 870,000 preferred shares, Series B, of 9101-0835 Quebec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85% payable semi-annually.
On May 31, 2007, CF Cable TV Inc., a wholly-owned subsidiary of the Company, contracted a subordinated loan of $125.0 million from Quebecor Média Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20, and maturing on January 3, 2022. On the same day, CF Cable TV Inc. invested the total proceeds of $125.0 million into 125,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.
The above transactions were carried out for tax consolidation purposes of Quebecor Média Inc. and its subsidiaries.
7.	Goodwill:

During the second quarter of 2007, the Company changed the date of its annual impairment tests for goodwill from October 1 to April 1. Accordingly, the Company performed its impairment tests for goodwill on April 1, 2007 and concluded that the goodwill was not impaired.

8.	Share capital:

Authorized share capital:
An unlimited number of common shares, without par value, voting and participating
An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
8.	Share capital (continued):

Authorized share capital (continued):
An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the Class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable

	September 30,	December 31,
	2007	2006

	Common	Common
	shares	shares

Issued and paid:
2,515,276 common shares Series A	$179,177	$345,727

On February 20, 2007, April 20, 2007, May 8, 2007, July 23, 2007, August 7, 2007, and September 18, 2007, the Company reduced the paid-up capital of its common shares by cash distributions of $17.0 million, $6.0 million, $2.3 million, $131.0 million, $2.0 million and $8.3 million, respectively.
9.	Employee future benefits:

The Company maintains defined benefit and contribution pension plans for its employees. The total net benefit costs were as follows:

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Net benefit costs:
Defined benefit plan	$1,345	$1,530	$3,859	$4,328
Defined contribution plan	1,578	1,379	4,524	3,845

	$2,923	$2,909	$8,383	$8,173

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
10.	Accumulated other comprehensive loss:

Balance as at January 1, 2007	$—
Cumulative effect of changes in accounting policies (note 2)	(22,446)
Other comprehensive income, net of income tax	4,068

Balance as at September 30, 2007	$(18,378)

No significant amount is expected to be reclassified to income over the next twelve months, in connection with derivatives designated as cash flow hedges, while the remaining accumulated other comprehensive loss is expected to be reversed over an eight-year period.

11.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

Restatement of U.S. GAAP reconciliation note to financial statements relating to accounting for fair value hedge relationships:

The following U.S. GAAP financial information from the consolidated statements of income and comprehensive loss for the three-month period and the nine-month period ended September 30, 2006 and consolidated balance sheet as at December 31, 2006 have been restated to reflect certain adjustments to previously reported financial information for the correction of an error related to the accounting for certain fair value hedge relationships. The Company has entered into fair value hedges of its debt with derivative instruments. The accounting for a fair value hedge in accordance with U.S. GAAP requires that the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk be recognized currently in earnings. The Company has determined that the adjustment to the carrying value of the debt (hedged item) attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information calculated in accordance with U.S. GAAP due to a misinterpretation of the applicable U.S. GAAP.

The following tables summarize the effects of the adjustments on the previously reported U.S. GAAP information.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
11. Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
     Consolidated statements of income and comprehensive income:

	Three-month	Nine-month
	period ended	period ended
	September 30,	September 30,
	2006	2006

Decrease in derivative instruments	$(2,292)	$(6,876)
Decrease in income tax expense	440	1,320

Net decrease in net income and comprehensive income	$(1,852)	$(5,556)

Consolidated balance sheets:

December 31,
2006

Increase in long-term debt	$23,766
Decrease in future income tax liabilities	(4,190)
Increase in deficit	19,576

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those applicable in the United States (“U.S. GAAP”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and U.S. GAAP on the Company’s consolidated financial statements, including disclosures that are required under U.S. GAAP.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
11.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statements of Income

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
		(Restated)		(Restated)
Net income for the period based on Canadian GAAP	$91,360	$45,342	$227,374	$137,009

Adjustments:
Push-down basis of accounting (i)	(1,185)	286	(4,728)	(3,947)
Development and pre- operating costs (iii)	345	(741)	1,139	(1,544)
Derivative instruments (iv)	2,714	1,900	(2,412)	(7,689)
Share-based payments	(1,400)	–	(1,900)	–
Income taxes (v)	(142)	(1,838)	196	3,241

	332	(393)	(7,705)	(9,939)

Net income for the period based on U.S. GAAP	$91,692	$44,949	$219,669	$127,070

Consolidated Statements of Comprehensive Income

	Three-month period ended		Nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
		(Restated)		(Restated)
Net income for the period based on Canadian GAAP	$91,360	$45,342	$227,374	$137,009
Adjustments to net income as per above	332	(393)	(7,705)	(9,939)

Adjustments to other comprehensive income (vi):
Derivative instruments (iv)	(108)	(5,685)	5,109	(4,086)
Income taxes (v)	1,210	1,048	1,819	582

	1,102	(4,637)	6,928	(3,504)

Comprehensive income based on U.S. GAAP	$92,794	$40,312	$226,597	$123,566

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
11.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
     Consolidated Statements of Comprehensive Income (continued)
     The accumulated other comprehensive loss as at September 30, 2007 and December 31, 2006 is as follows:

	September 30,	December 31,
	2007	2006
		(Restated)
Accumulated other comprehensive loss based on Canadian GAAP	$(18,378)	$—

Adjustments:
Pension and postretirement benefits (vii)	(4,493)	(4,493)
Derivative instruments (iv)	3,685	(31,624)
Income taxes (v)	508	10,511

	(300)	(25,606)

Accumulated other comprehensive loss, at end of period	$(18,678)	$(25,606)

Consolidated Balance Sheets

		September 30,		December 31,
		2007		2006
	Canada	United States	Canada	United States
				(Restated)
Fixed assets	$1,359,704	$1,460,397	$1,289,429	$1,399,531
Goodwill	439,184	2,583,009	438,582	2,582,407
Future income tax assets	13,072	13,959	28,086	28,386
Other assets	30,510	6,752	45,282	20,925
Other liabilities	(570,103)	(580,454)	(385,271)	(449,476)
Long-term debt	(950,963)	(950,246)	(1,021,170)	(1,007,557)
Long-term deferred revenue	(21,840)	(3,099)	(22,407)	(4,206)
Future income tax liabilities	(160,163)	(184,449)	(154,943)	(172,866)
Contributed surplus	(576,979)	(5,172,443)	(576,979)	(5,172,443)
Deficit	455,062	2,843,758	673,125	3,063,427
Accumulated other comprehensive loss	18,378	18,678	—	25,606

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
11.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Balance Sheets (continued)
(i)	Push-down basis of accounting:

The basis of accounting used in the preparation of these financial statements under U.S. GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect the parent’s cost basis, were:
(a)	The carrying values of fixed assets were increased by $110.8 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $41.5 million;

(d)	Future income tax liability increased by $24.4 million; and

(e)	The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited as contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expense for U.S. GAAP purposes has been increased by $16.9 million.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
11.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Balance Sheets (continued)
(ii)	Goodwill impairment:

The accounting requirements for goodwill under Canadian GAAP and U.S. GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under U.S. GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

(iv)	Derivative instruments:

Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement option included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore, must be recorded at their fair value. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value. Accordingly, measurement of ineffectiveness recorded in earnings for hedging relationships can differ from the measurement under Canadian GAAP.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative instruments and hedge accounting.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
11.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Balance Sheets (continued)
(v)	Income taxes:

This adjustment represents the tax impact of the U.S. GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while, under U.S. GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income:

The concept of other comprehensive income was introduced under Canadian GAAP upon the adoption of Section 1530 (note 2) while this concept was already in application under U.S. GAAP. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

(vii)	Pension and postretirement benefits:

Under U.S. GAAP, Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158), was issued in 2006 and requires the recognition in the balance sheet of the over- or underfunded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. FAS 158 was effective prospectively for fiscal years ended after December 15, 2006 and the amounts presented for prior periods have not been restated for this change. This change in accounting policy resulted in an adjustment of $3,160 recorded in accumulated other comprehensive loss and did not have an impact on the Company’s consolidated statement of operations.

Under U.S. GAAP, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept from FAS 87 has been eliminated with the adoption of FAS 158.

Under Canadian GAAP, a company is not required to recognize the over- or underfunded positions or to recognize an additional minimum liability.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
11.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
Consolidated Balance Sheets (continued)
(viii)	Share-based payment:

Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS 123(R)). In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.

(ix)	Accounting for uncertainty in income taxes:

Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 had no impact on the Company’s opening retained deficit under U.S. GAAP.

Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as the one used under the new rules of FIN 48.
12.	Subsequent event:

On October 15 and October 31, 2007, the Company reduced the paid-up capital of its common shares by cash distributions of $10.0 million and 47.0 million, respectively.

VIDEOTRON LTD.
Notes to Interim Consolidated Financial Statements, Continued
(Unaudited)
Nine-month periods ended September 30, 2007 and 2006
(in thousands of Canadian dollars)
13.	Contingency:

In December 2006, the Federal Court of Canada ruled that the Part II licence fees charged by the CRTC were ultra vires (unconstitutional), in fact and in law, and thus the CRTC could no longer charge Part II licence fees. The judgment also established that the Company would not be allowed to claim any amounts paid in previous years. The decision is currently being appealed. However, on October 1, 2007, the CRTC officially confirmed its intention not to collect the fees due on November 30, 2007 and subsequent years.

Management is in the opinion that the Federal Court of Appeal will not reverse the judgment of December 2006. Accordingly, during the third quarter of 2007, the Company reversed all of its current Part II licence fees accrual of $11.1 million.